

April 2, 2014

Via E-mail
Daniel T. Accordino
President and Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

> **Re:** **Carrols Restaurant Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2014**
> **File No. 333-194377**

Dear Mr. Accordino:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 13

1. We note that you have forward incorporated by reference to your 10-K and to documents that you will file after the date of the registration statement. We further note that substantially all of the information required by Items 11-14 in Part III of your Form 10-K are incorporated by reference to your Proxy Statement on Schedule 14A, which you have not yet filed. Please file your Proxy Statement promptly, or revise your Form S-3 to furnish all of the required information in that document. Please note that we may not declare this registration statement effective until you have provided such disclosure.

Exhibit 5.1

2. We note the qualifying language in your opinion referring to the certificates, board resolutions, agreements and other documents that will be executed in the future. Please

confirm that you will file a clean opinion with each takedown offering of securities under this Form S-3.

3. Refer to the statement in the penultimate paragraph of Exhibit 5.1 which states that the opinion "…may not be relied upon for any other purpose…" absent the consent of Akerman LLP. Purchasers of securities in the offering are entitled to rely upon the opinion of counsel. In this regard, revise your opinion to remove any limitations on reliance and file the revised opinion with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: William E. Myers
        Carrols Restaurant Group, Inc.

        Wayne A. Wald
        Palash I. Pandya
        Akerman LLP